SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 7, 2009

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ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Actions Semiconductor Co., Ltd. is furnishing under cover of Form 6-K a press announcement dated May 6, 2009, announcing the results of its annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD
By: /S/ Patricia Chou Name: Patricia Chou Title: Chief Financial Officer

Dated:  May 7, 2009

Actions Semiconductor Announces Annual General Meeting Results

ZHUHAI, China, May 6, 2009 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced the results from its Annual General Meeting (AGM) held on May 6, 2009.

At this year's AGM, the reelection of David Lee and Yu-Hsin Lin, was approved by 87% of 243,037,760 ordinary shares voted and the appointment of Jun Tse Huang as director by 99% of 243,037,760 ordinary shares voted.  Mr. Huang replaces Tzu-Yin Chiu, who has resigned to devote more time to other activities. The total number of members of the board of directors remains seven.

“We are pleased that our shareholders demonstrated continued support for our board of directors,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.  “We look forward to the ongoing contributions from our existing directors as well as our newly appointed director, Mr. Huang, as they collectively contribute a wealth of knowledge and experience to Actions.”

Mr. Jun Tse Huang currently serves as the CEO of Colorwind Technology Corporation, a position he has held since 2004. From 2001 to 2003, he was a Vice President of the Overseas department at the Guangzhou Risun Information Technology Group. Prior to that, starting in 1999, Mr. Huang served as an Executive Vice President at Global Brand Manufacturing Corporation, a Taiwan Stock Exchange listed company. From 1995 to 1998, he served as an Executive Vice President in Proview Group, a Hong Kong Stock Exchange listed company. And prior to that he was as a Vice President of Purchasing at Elitegroup Computer Systems Co., Ltd, a Taiwan Stock Exchange listed company. Mr. Huang holds a Bachelor degree in Electrical Engineering from Tamkang University in Taiwan.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen                                                                Jimmy Liu
The Blueshirt Group                                                        Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com                                                jimmy@actions-semi.com
415-217-4967                                                                     +86-21-5080-3900*1211